legal & compliance, llc

laura aNTHONy, esq.

GEOFFREY ASHBURNE*

JOHN CACOMANOLIS, ESQ**

CHAD FRIEND, ESQ., LLM

LAZARUS ROTHSTEIN, ESQ.

SVETLANA ROVENSKAYA, ESQ***

_______________________________

OF COUNSEL:

CRAIG D. LINDER, ESQ.****

PETER P. LINDLEY, ESQ., CPA, MBA

KIMBERLY L. RUDGE, ESQ.

STUART REED, ESQ.

MARC S. WOOLF, ESQ.

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM Email:lrothstein@legalandcompliance.com

* licensed in CA only

** licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

July 18, 2018

VIA ELECTRONIC EDGAR FILING

Folake Ayoola, Special Counsel,

Office of Information Technology Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Webstar Technology Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed January 18, 2018
File No. 333-222325

Dear Mr. Ayoola:

Webstar Technology Group, Inc. (the “Company”) is in receipt of the staff’s comment letter dated January 18, 2018 relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the SEC on January 18, 2018. We note that we have contemporaneously filed Amendment No. 2 to the Registration Statement for consideration by the staff. Following are the Company’s responses to the staff’s comments. We trust you shall deem Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Prospectus Cover Page

1.	Please revise to state that you are a controlled company and that James Owens owns 97,000,000 shares of your common stock representing 99.7% of the total votes on which shareholders are entitled to vote. Separately, we note that Mr. Owens owns an 80% interest in Soft Tech and controls the voting rights of Webstar Networks Corporation. Please tell us whether Mr. Owens holds all his interests through a holding company, including whether there are other entities for which he holds ownership interests. To the extent he holds all the controlling interests in all the entities through a holding company, please revise your disclosure in the summary section to provide the organizational chart and discuss related conflict of interests.

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

July 18, 2018

Response: Mr. Owens owns his interest in Soft Tech individually and there is no holding company that owns his shares in the Company or Soft Tech. For this reason, no organizational chart has been included in Amendment No. 2.

Prospectus Summary, page 5

The Offering, page 7

2.	Please note that an issuer that files a registration statement under the Securities Act becomes subject to the Exchange Act reporting obligations upon the effectiveness of the registration statement through Section 15(d) of the Exchange Act. In this regard, we note your disclosure that you are not subject to the requirements of the Exchange Act by reason of this offering. Please revise to delete.

Response: The disclosure has been revised to remove the language stating that the Company is not subject to the reporting requirements of the Exchange Act.

Use of Proceeds, page 24

3.	You indicate that a material portion of the net proceeds will be used to pay for the licensing of Gigabyte Slayer and WARP-G. Please revise to disclose that the transaction is with affiliated entities, name the entities you will be acquiring the assets from and your relationship with them, including that you are under common control of James Owens. Also provide a cross reference to the related party transaction section. Refer to Instruction 5 to Item 504 of Regulation S-K. Additionally, to the extent you are able to raise more than the minimum of $3 million but less than 50% of the maximum, please revise (for example, by footnote) to indicate the order of priority of your proposed uses.

Response: The suggested disclosure has been made.

4.	You state that, since inception, you have been funded by shareholder loans, and James Owens, your controlling shareholder, loaned you a net total of $30,147 for the period from March 10, 2015 (Inception) to June 30, 2017. Please clarify whether you intend to use a portion of the net proceeds to repay the loans; and, if so, please revise to set forth the interest rate and maturity of such indebtedness, as applicable. Where applicable, please revise to discuss the material terms of the loan and file related agreements as exhibits to the registration statement. Refer to Item 601(b) and Instruction 4 to Item 504 of Regulation S-K.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

July 18, 2018

Response: The suggested disclosure has been made.

5.	You state that working capital and general corporate purposes include payment of accrued liabilities, sales and marketing costs, salaries and benefits and operating expense. Please expand to quantify the amount you intend to use to pay deferred compensation to the executive officers, directors, and consultants.

Response: The suggested disclosure has been made. In addition, this disclosure reflects an agreement by management to defer payment of accrued compensation until such time as the Company has sufficient cash resources to commence such payments as determined by its board of directors.

Capitalization, page 24

6.	Please revise to clarify that the issuance of both the 17.0 million shares for the acquisition of Webstar eCampus software and the 3.0 million shares to executives, directors and consultants for services rendered are conditioned upon the sale of a minimum of 3.0 million shares in this offering, and disclose the related deadlines, if any. Also, considering such conditions, revise to include the impact of the intellectual property acquisition in the pro forma as adjusted minimum column rather than in a separate column.

Response: The suggested disclosure has been made as requested and as result of the Company’s agreement to issue the 17 million shares effective as of May 12, 2018 in connection with the completion of the acquisition of the Webstar eCampas software.

7.	Please revise to include a footnote to your capitalization table to describe how your capitalization may be impacted assuming you sell the maximum number of shares in the offering and enter into the license agreements to acquire Gigabyte Slayer and WARP-G software.

Response: The suggested disclosure has been made.

Dilution, page 26

8.	You state that you plan to issue options to purchase 15,000,000 unregistered shares of your common stock to Soft Tech as partial consideration for information technology consulting services. You also state that you will award options to certain members of your board of directors to purchase up to 300,000 shares of common stock. Please revise your table (for example, by footnote) to reflect the options to be issued. Refer to Item 506 of Regulation S-K.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

July 18, 2018

Response: The Company does not believe that it is required to disclose the impact of a planned issuance of the 15 million shares or the 300,000 shares, even though it has provided disclosure of its intention to do so principally because the issuance is under consideration and there is no legal obligation for the Company to issue such shares nor is there a legal right held by the intended recipient to receive such shares. The Company believes that the footnote disclosure is sufficient.

Description of Business, page 29

9.	Please revise to provide the reasonable basis, and provide us with support, for all quantitative and qualitative business and industry data used in the registration statement. We note on pages 31 and 33, without limitation, the following examples:

●	“Leadership that can position those offerings as innovative solutions which enable corporate growth and longevity, and position us as a market leader”; (emphasis added)

●	“We are not aware of any data compression products or services that can increase data throughput up to six times on mobile devices, as the proprietary Gigabyte Slayer software”;

●	“We are not aware of any product or services that can allow data to be transmitted, uploaded and downloaded, at speeds of up to 110 MBPS (megabytes per second), as the proprietary WARP-G software”;

●	“…we believe the licensed Gigabyte Slayer and WARP-G software solutions will become pioneering innovative disruptive technologies to significantly reduce the constraints of data delivery and data commerce facing the public”;

●	“Our growth strategy is to capitalize on our position as a global leader in our primary markets…”; (emphasis added) and

●	“…In the global cable industry, 27 countries have already successfully moved into this model of transforming data usage into a utility business...”

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

July 18, 2018

Clearly mark the specific language in the supporting materials that supports each statement. Please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Response: The disclosure referenced above has been revised to reflect these comments.

Technology Services Agreement, page 30

10.	Please file the form of the technology services agreement as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company does not believe it is required to disclose the terms of the technology services agreement as it is the subject of ongoing discussions and no definitive agreement exists.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

11.	Please revise your disclosure here or in the business section to describe your plan of operation for the remainder of the fiscal year. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Response: The suggested disclosure has been made.

Employees, page 35

12.	You state that your president and chief executive officer is the only officer devoting his full time to the business, while the remaining executive officers provide services on a part time basis. Section 2.2. of Exhibit 10.1 indicates that the executive should devote his full working time and attention to the business of the company. Please revise to reconcile your disclosure and file all executive employment agreements referenced on pages 49 and 50 as exhibits to the registration statement. Refer to Item 601(b) of Regulation S-K. To the extent your executives work on a part-time basis, please revise to discuss all commitments of senior management, including how their time will be allocated between you and their other commitments, including the amount of time each devotes to the company on a weekly basis. Finally, please clarify, if true, that the executive compensation discussed on page 49 is based on such part-time employment.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

July 18, 2018

Response: The disclosure has been revised to reflect the amount of time each person is required to devote to the Company’s business. A form of amendment to the employment agreements has also been included to reflect this change.

Liquidity, Going Concern and Uncertainties, page 37

13.	You state that based on the current business plans and your operating requirements, management believes that the existing cash at June 30, 2017 will not be sufficient to fund operations for at least the next twelve month. Please disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV of Interpretive Release 33-8350 for additional guidance.

Response: The suggested disclosure has been made.

Directors and Executive Officers, page 42

14.	You state that James Owens is a member of your board of directors. Please revise to provide the information required by Item 401 of Regulation S-K for Mr. Owens.

Response: Mr. Owens is a former director of the Company and since he is no longer a director, the old text noted in the SEC’s comment was removed.

Certain Relationships and Related Transactions, page 52

15.	Please revise to identify your promoter(s) and expand your disclosure to the extent necessary to comply with all material requirements of Item 404(c) of Regulation S-K. See Item 404(d)(2) of Regulation S-K.

Response: The suggested disclosure has been made.

16.	You state that your board of directors has not established any committees, including an audit committee, and the functions of disclosed committees are being undertaken by your board as a whole. We note your disclosure that when transactions with related parties arise, they are referred to the audit committee for consideration for referral to your board of directors for its consideration. Please revise.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

July 18, 2018

Response: The reference to referral of related party transactions to the audit committee has been removed.

17.	Please revise to discuss the principle followed in determining the transaction prices in your arrangements with Soft Tech and Webstar Networks, including who made such determinations and whether the prices were similar to what would have been obtained in an arm’s length transaction. To the extent the prices are more or less favorable than would have been obtained in an arm’s length transaction, please revise to so state and add a risk factor disclosing that the licenses you will receive from your affiliates may not be worth the disclosed prices because the agreements were negotiated by related parties and were not negotiated at arm’s length.

Response: The suggested disclosure has been made.

Item 15. Recent Sales of Unregistered Securities, page 60

18.	We refer to your disclosure on pages F-12 and F-13 with respect to the consulting services agreement with iTV Partners.tv, Inc. and Blue Water Acquisitions, LLC-Series 4. Please provide the information required by Item 701 of Regulation S-K with respect to the shares to be issued pursuant to the March 24, 2015 and November 1, 2015 agreements, and file the agreements as exhibits to the registration statement or tell us why they are not material. Refer to Item 601(b) of Regulation S-K.

Response: The suggested disclosure has been made.

General

19.	It appears that you are a shell company as defined in Securities Act Rule 405, because your only asset consists of cash and cash equivalents, and you have nominal operations and no revenues since inception. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company. Please further disclose in appropriate places, including the risk factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Also include the undertaking required by Item 512(a)(6) of Regulation S-K.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

July 18, 2018

Response:

The Company does not believe that it is a “shell company” as that term is defined in Rule 405 of the Securities Act of 1933 (the “Securities Act”). A key factor in making this determination is the completion of the Company’s acquisition of the Webstar eCampus virtual classroom access software and website (the “eCampus Website”) from Webstar Networks Corporation (“Webstar Networks”) pursuant to the Intellectual Property Purchase Agreement between Webstar Networks and Webstar Technology dated as June 30, 2017 (the “IP Purchase Agreement”) and amended on May 12, 2018 (the “May 2018 Amendment”). This acquisition, combined with the Company’s management team and operational and financing plans negates the argument that it is a shell company.

Below is our detailed analysis.

Rule 405 of the Securities Act defines the term “shell company” as a registrant, other than an asset-backed issuer, that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Commencing on May 12, 2018, the Company has been operating the eCampus Website, an affordable, virtual online education and e-learning technology that allows the possibility of almost any organization to offer educational services online. This website is in beta testing and has at least one customer. Prior to acquiring the software, the Company has been engaged in organizational activities, the development of plans to license the Gigabyte Slayer, a retail mobile application, and WARP-G software, a business to business software solution that is designed to transmit more data over existing data streams to more efficiently deliver live video streams, video downloads and large data files by using new proprietary data compression technology. These organizational activities include assembling a management team of five people with broad business experience to carry out the responsibilities as the Company’s Chief Executive Officer and Chairman of the Board of Directors, Chief Financial Officer, Chief Marketing Officer and Chief Technology Officer and a board of directors of five additional people that have decades of business experience. In carrying out this initial stage of the Company’s business development, it has accrued expenses and consulting fees of nearly $4.3 million. In addition, the Company is in the process of initiating a public offering of its securities to continue to fund its business operations.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

July 18, 2018

While the balance sheet will reflect a relatively small book value of the acquired eCampus Website merely reflects the permitted amount under GAAP as the acquisition of this assets was from a related party, it does not reflect the full costs of development or the amount a third party might pay for such asset.

Furthermore, the Company has developed a Plan of Operations as set forth in the Management’s Discussion and Analysis of Operations included in Amendment No. 2.

The completed and planned activities noted above are current activities directed towards the expansion of a clearly identified business. These clearly substantive activities constitute more than the “no or nominal operations” as defined in Rule 405. Under the definition set forth in Rule 12b-2 under the Exchange Act, if a company has more than nominal operations, further inquiry is not necessary and the company is not a shell company.

We trust that Amendment No. 2 addresses the staff’s comments. If the staff has any comments regarding Amendment No. 2, please feel free to contact the undersigned.

Sincerely yours,

/s/ Lazarus Rothstein
Lazarus Rothstein

cc: Joseph P. Stingone, Sr., Chief Executive Officer

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832